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Dr. John R. Patrick

Executive Chairman at Wifigen LLC

Danbury, Connecticut · 500+ connections · **Contact info**

 **Wifigen**

 **University of South Florida**

About

Worked at IBM for 35 years. VP of Internet Technology from 1995 to 2001. e-tired at end of 2001. Author of three books: Election Attitude, Health Attitude, and Net Attitude . Founding member of W3C at MIT in 1994. Fellow of the IEEE. Member of board at Keeeb, Inc. and OCLC. Holds degrees in electrical engineering, managem   ... see more

 Author Dr. John R. Patrick at Union Leag...

Articles & activity

1,276 followers

 **Healthcare Common Sense: What Congress and the...**

 Dr. John R. Patrick
Published on LinkedIn

By John R. Patrick, DHA Healthcare is approaching 20% of our economy and touches every American. You could say the problems in healthcare have been caused by actio ...see more

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 **AI for Insurance**
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 **Mobile Voting – Utah Becomes The Third**
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 **A Four Legged Robot**
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Experience

Executive Chairman
Wifigen
Jan 2019 – Present · 8 mos
Newtown, CT

Board Member
Keeeb GmbH
Nov 2015 – Present · 3 yrs 10 mos

Investor and chair of advisory board.

Attitude LLC

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President
Jan 2002 – Present · 17 yrs 8 mos
Ridgefield, CT

Independent director and investor in healthcare and technology-related organizations. Author of Net Attitude, Health Attitude, and Election Attitude.

President
2001 – 2016 · 15 yrs

Trustee
OCLC
Oct 2009 – Present · 9 yrs 11 mos
Dublin, OH

Chairman of Technology Planning Committee, Executive Committee, Finance and Investment Committee.

Western Connecticut Health Network (WCHN)

17 yrs 8 mos

Member, Biomedical Research Advisory Council
Jan 2010 – Present · 9 yrs 8 mos
Danbury, CT

Participate with other philanthropists and advisors in reviewing biomedical research studies and investments.

Member of the board
Jan 2002 – Dec 2012 · 11 yrs
Danbury, CT

Planning, Executive, and Patient Safety and Quality committees

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Education

University of South Florida
MS, Management Science
1969 – 1971
Activities and Societies: Beta Gamma Sigma

Studied management and finance. Wrote dissertation on simulation of cash flow at Tampa, FL

University of Phoenix
Doctor of Health Administration (DHA), Healthcare
2010 – 2014
Activities and Societies: Performed research study on the use of telemonitoring for management of congestive heart failure.

Completed oral defense of research dissertation March 28, 2014. Dissertation title: "The effect of cardionet home telemonitoring for congestive heart failure patients: An observational research study"

Lehigh University
BSEE, Electrical Engineering
1964 – 1967
Activities and Societies: Kappa Sigma

Studied electrical engineering. Was president of Kappa Sigma fraternity.

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Founding president of Housatonic Habitat for Humanity
Housatonic Habitat for Humanity
Jan 1990 – Dec 1995 • 6 yrs

Founded group to build houses in Danbury, CT

Skills & Endorsements

Leadership · 73

Endorsed by **John Martocci, who is highly skilled at this**

Endorsed by **2 of Dr. John R.'s colleagues at Knovel**

IT Strategy · 71

Endorsed by **Ross Mauri and 1 other who is highly skilled at this**

Endorsed by **21 of Dr. John R.'s colleagues at IBM**

Marketing Strategy · 68

Endorsed by **Tom Shimko, who is highly skilled at this**

Endorsed by **24 of Dr. John R.'s colleagues at IBM**

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